Filed by Churchill Capital Corp II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp II

Commission File No. 001-38960

Date: February 24, 2021

ANALYST DAY PRESENTATION February 2021

I ntrod u cti on S t r a te g y C onte nt Platform Go - To - Market Fi nance Q&A DISCLAIMER IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is being made in respect of the proposed merger transaction involving Churchill II and Skillsoft. Churchill II has filed a registration statement on Form S - 4 with the SEC, which includes a proxy statement of Churchill II and a prospectus of Churchill II, and Churchill II has filed and will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of Churchill II and Skillsoft, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Churchill II and Skillsoft are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed by Churchill II with t he SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Churchill II m ay be obtained free of charge from Churchill II at www.churchillcapitalcorp.com. Alternatively, these documents can be obtained free of charge from Churchill II upon written request to Churchill Capital Corp II, 640 Fifth Avenue, 12th Floor, New York, New York 10019, Attn: Secretary, or by calling (212) 380 - 7500. Churchill II, Skillsoft and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Churchill II, in favor of the approval of the merger. Information regarding Ch urchill II’s directors and executive officers is contained in Churchill II’s Annual Report on Form 10 - K for the year ended December 31, 2019 and its Quarterly Report on Form 10 - Q for the quarterly periods ended March 31, 2020, June 30, 2020, and September 30, 2020 which are filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Skillsoft and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. FORWARD - LOOKING STATEMENTS; NON - GAAP This communication contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 199 5 including, but not limited to, Churchill II’s, Skillsoft’s and Global Knowledge’s expectations or predictions of future fin ancial or business performance or conditions. Forward - looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward - looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “in te nds” or similar expressions. Such forward - looking statements involve risks and uncertainties that may cause actual events, results or performance to differ m aterially from those indicated by such statements. Certain of these risks are identified and discussed in Churchill II’s Form 10 - K for the year ended December 31, 2019 under Risk Factors in Part I, Item 1A and in the registration statement on Form S - 4 discussed above. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward - looking statements are expressed in good faith, and Churchill II, Skillsoft and Global Knowledge believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward - looking statements will occur or be achieved. Forward - looking statements speak only as of the date they are made, and none of Churchill II, Skillsoft or Global Knowledge is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward - looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the filings, which Churchill II has filed or will file from time to time with the SEC. In addition to factors previously disclosed in Churchill II’s filings with the SEC and those identified elsewhere in this com munication, the following factors, among others, could cause actual results to differ materially from forward - looking statements or historical performance: ability to meet the closing conditions to the Skillsoft merger, including approval by stockholders of Churchill II and Skillsoft, and the Global Knowledge merger on the expected terms and schedule and the risk that regulatory approvals required for the Skillsoft merger and the Global Knowledge merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the Skillsoft merger and the Global Knowledge merger; failure to realize the benefits expected from the proposed transactions; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transactions; business disruption following the transactions; risks related to the impact of the COVID - 19 pandemic on the financial condition and results of operations of Churchill II, Skillsoft and Global Knowledge; risks related to Churchill II’s, Skillsoft’s or Global Knowledge’ s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; and risks of demand for, and acceptance of, our products and for cloud - based technology learning solutions in general; our ability to compete successfully in competitive markets and changes in the competitive environment in our industry and the markets in which we operate; our ability to develop new products; failure of our information technology infrastructure or any significant breach of security; future regulatory, judicial and legislative changes in our industry; the impact of natural disasters, public health crises, political crises, or other catastrophic events; our ability to attract and retain key employees and qualified technical and sales personnel; fluctuations in foreign currency exchange rates; our ability to protect or obtain intellectual property rights; our ability to raise additional capital; the impact of our indebtedness on our financial position and operating flexibility; and our ability to successfully defend ourselves in legal proceedings. Any financial projections in this communication are forward - looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Churchill II’s, Skillsoft’s and Global Knowl ed ge’s control. While all projections are necessarily speculative, Churchill II, Skillsoft and Global Knowledge believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Churchill II, Skillsoft and Global Knowledge, or their representatives, considered or consider the projections to be a reliable prediction of future events. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. This communication is not intended to be all - inclusive or to contain all the information that a person may desire in considering an investment in Churchill II and is not intended to form the basis of an investment decision in Churchill II . All subsequent written and oral forward - looking statements concerning Churchill II, Skillsoft and Global Knowledge, the proposed transactions or other matters and attributable to Churchill II, Skillsoft and Global Knowledge or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above . Some financial information in this communication, including Adjusted EBITDA and Adjusted EBITDA margin projections, have not bee n prepared in accordance with generally accepted accounting principles (“GAAP”). Churchill II is unable to provide reconcilia tions to the most directly comparable GAAP measures without unreasonable effort due to the uncertainty of the necessary information for such calculations. 2

Introduction Strategy Content Platform Go-To-Market Finance Q&A

TODAY'S SPEAKERS

CHURCHILL CAPITAL

skillsoft

MICHAEL KLEIN
Chief Executive Officer



- Investment banking executive with extensive transaction experience

JEFF TARR
Incoming Chief Executive Officer



- Previously served as CEO of DigitalGlobe, President & COO of IHS and CEO of Hoover's

MARK ONISK
Chief Content Officer



- 20-year track record in learning content and product management
- Previous GM of Books 24x7 and VP, Learning Products at Element K

APRATIM PURAKAYASTHA
Chief Technology Officer



- Software and SaaS product executive
- 20 years experience in collaboration and learning software
- Previously served as Director at IBM and Group President at ACI Worldwide

PATRICK MANZO
Chief Revenue Officer



- Experience leading all phases of revenue operations
- Public, private and transactional operating experience

MICHELLE BOCKOFF-BAJDEK
Chief Marketing Officer



- Global marketing leader passionate about exceptional customer experiences
- Most recently served as CMO of IBM Watson

skillsoft

3

I ntrod u cti on S t r a te g y C onte nt Platform Go - To - Market Fi nance Q&A A G ENDA 4 01 Introduction Michael Klein 02 Strategy Jeff Tarr 03 Content Mark Onisk 04 Platform Apratim Purakayastha 05 Go - to - Market Patrick Manzo & Michelle Boockoff - Bajdek 06 Finance Jeff Tarr 07 Q&A

I ntrod u cti on S t r a te g y C onte nt Platform Go - To - Market Fi nance Q&A INTRODUCTION 5

Introduction Strategy Content Platform Go-To-Market Finance Q&A

OVERVIEW
CHURCHILL CAPITAL

WHO WE ARE

A unique model, the first GP team focused purely on public equity vehicles	Creating value by leveraging the active engagement of high performing Fortune 500 CEOs	A pioneer in public equity vehicles for scale investments
A track record of acquiring proven, profitable, growing businesses of scale	A competitive edge in global sourcing	The demonstrated best partner for prospective targets

THE CHURCHILL COMPANIES

ASSET	Clarivate™	MultiPlan
Vehicle	CHURCHILL CAPITAL I	CHURCHILL CAPITAL III
Acquisition Announced	January 2019	July 2020
Churchill Partner	Jerre Stead	Paul Galant & Bill Veghte
Equity Value	$19B	$7B[1]
Firm Value	$22B	$11B[(1)]

CHURCHILL CAPITAL II	CHURCHILL CAPITAL IV	CHURCHILL CAPITAL V	CHURCHILL CAPITAL VI	CHURCHILL CAPITAL VII
skillsoft				
Raised Jun. 2019	Raised Jul. 2020	Raised Dec. 2020	Raised Feb. 2021	Raised Feb. 2021
$690M	$2.07B	$500M	$552M	$1.38B

$40B+ in assets under the Churchill Umbrella

Note:
1 Based on value at close
Source: FactSet. Market data as of 2/18/21.

skillsoft

6

Introduction S t r a te g y C onte nt Platform Go - To - Market Fi nance Q&A CREATING THE NEW SKILLSOFT 7 Notes: 1 Based on acquisition values and FYE 1/31/2023E financials. LFCF assumes ~70% conversion. 2 PIPE subject to certain conditions; $400M second step investment by Prosus subject to CFIUS approval; assumes no redemptions. 3 Based on FYE 1/31/2023E Adj. EBITDA midpoint. 4 Debt includes Skillsoft debt and debt pro forma for Global Knowledge transaction. 5 Excludes impact of warrants, management equity, and portion of Founder Shares unvested and revested at $12.50 share price. P U R CH ASE PRICE COMBINED VALUATION MU L T IPLES (1) CAPITAL STRUCTURE OWNERSHIP 2, 5 50% 32% 1 7 % Churchill PIPE Skillsoft Share - holders PARTNERS TIMING SKILLSOFT $ 1.3B ADJ. REVENUE 2.2 x PIPE 2 $ 530M CHURCHILL CAPITAL PROXY FILED / JANUARY 25 GLOBAL KNOWLEDGE $ 233M ADJ. EBITDA 7.6 x LEVERED FREE CASH FLOW 5.6 x NET DEBT OF $ 115M ADJ. EBITDA 2, 3, 4 0.6 x E X P E CT ED CLOSING / 2Q ‘21

Introduction S t r a te g y C onte nt Platform Go - To - Market Fi nance Q&A VALUE CREATION OPPORTUNITY FOR INVESTORS 8 BUSINESS PLAN SUPPORTS SIGNIFICANT ADJ. EBITDA GROWTH (Adj. EBITDA; $ in M) CY 2020 CY 2021 CY 2022 $158 - $163 $ 1 5 5 - $ 1 7 5 $ 1 8 0 - $ 22 0 Adj. Gross Revenue $686 - $691 $645 - $675 $675 - $725 2. 2 x 6 . 1 x 6 . 7 x 5. 3 x (1) 7.6 x 17 . 9x 148 . 0 x 15 . 4 x 5 .6 x 26 . 3 x 82. 3 x 18 . 0 x ATTRACTIVE ENTRY VALUE ($ in B) Firm Value / CY2022E Adj. Revenue Firm Value / CY2022E Adj. EBITDA Equity Value / CY2022E LFCF Implied Skillsoft Firm Value (2) $1.5 $3.7 $4.3 $4.7 Notes: 1 Based on acquisition values of Skillsoft and Global Knowledge. Multiples based on midpoint of FYE 1/31/23E range. Global Knowledge revenue reflects Gross Revenue. LFCF assumes ~70% conversion. 2 Based on peer CY2022E Revenue multiples. Skillsoft firm value based on acquisition values of Skillsoft and Global Knowledge. Source: FactSet. Market data as of 2/19/21.

Introduction | Strategy | Content | Platform | Go-To-Market | Finance | Q&A

INTRODUCTION TO PROSUS GROUP

prosus

COMPANY OVERVIEW

A global consumer internet group and one of the largest technology investors in the world. • Early investor in global tech leaders, including Tencent and Delivery Hero	Building leading companies in high growth sectors. • EdTech • Food delivery • Online classifieds • Payments & fintech	Listed on Euronext Amsterdam (AEX:PRX). • Europe's largest consumer internet company • Included in the EuroStoxx-50 index
Top 10 GLOBAL CONSUMER INTERNET GROUP	**1.5B+** USERS GLOBALLY	**$200B** MARKET CAPITALIZATION

INVESTMENT PHILOSOPHY

FOCUSED	ACTIVE	LONG-TERM FOCUS
Thematic, sector-based investing based on deep industry insights	More than funding. Strong, hands-on support based on internet expertise	Partnering with entrepreneurs over the long term to build sustainable businesses (sometimes for decades)

LEADING EDTECH INVESTOR

Udemy | codecademy | BYJU'S The Learning App

BRAINLY | ERUDITUS Executive Education | SOLOLEARN

skillsoft

Source: Prosus Group, FactSet February 2021.

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I ntrod u cti on S t r a te g y C onte nt Platform Go - To - Market Fi nance Q&A POWERFUL ‘AT SCALE’ FOUNDATION SIGNIFICANT PROGRESS AND IMPROVEMENTS • Industry leading content library • Strong technology platform • Large enterprise customer base • Recurring revenue stream • Restructured the balance sheet • Brought on new committed and long - term investors • Recruited new CEO and building world - class management team • Strengthened Technology & Development offering with first acquisition • Setting a new and inspiring direction for the firm WHAT WE NEEDED TO FIX • Overleveraged balance sheet • Leadership gaps • Loss of share in Technology & Development • Under - investment in customer acquisition 10 A STRONG FOUNDATION TO BUILD FROM

Introduction S t r a te g y C onte nt Platform Go - To - Market Fi nance Q&A (IHS’s Revenue Over Tenure; $ in millions) $476 $1075 2 0 0 5 A 2 0 1 0 A (DigitalGlobe’s revenue over tenure; $ in millions) $340 $900 2 0 11 A 2 0 1 7 A BOARD EXPERIENCE EXECUTION EXPERIENCE JEFF TARR TO LEAD THE NEW SKILLSOFT 11 Source: DigitalGlobe, Maxar Technologies, and IHS filings, public information, and FactSet. • Former CEO of DigitalGlobe and Hoover’s • Former President & COO of IHS CAGR 18% History of Creating Value for Shareholders (IHS’s revenue over tenure; $ in M) Meaningfully Grew DigitalGlobe’s Business (Digital Globe’s revenue over tenure; $ in M) CAGR 18%

Introduction Strategy C onte nt Platform Go - To - Market Fi nance Q&A STRATEGY 12

I ntrod u cti on S t r a te g y C onte nt Platform Go - To - Market Fi nance Q&A THE NEW SKILLSOFT 01 An attractive market opportunity without a clear leader 02 Building a global leader from a strong foundation 03 A powerful platform for further M&A 04 An attractive investment opportunity 13

I ntrod u cti on Strategy C onte nt Platform Go - To - Market Fi nance Q&A AN ATTRACTIVE MARKET OPPORTUNITY LARGE MARKET GROWING MARKET STRONG SECULAR GROWTH DRIVERS • Growing skills gap globally • Shift from insourced to outsourced training • Shift from classroom to digital training • Acceleration by COVID - 19 and work - from - home TOTAL ADDRESSABLE MARKET GLOBAL PROFESSIONAL ELEARNING 1 $ 28B U.S. PROFESSIONAL LEARNING 2 $ 130B GLOBAL PROFESSIONAL LEARNING 2 $ 300B Global Professional eLearning TAM 3 forecasted to grow 10% p.a., with market spend growing 13 - 14% p.a. $ 9B $ 1 6B 2 0 2 0 2 0 25 +10% p.a. Notes: 1 Global professional eLearning includes company purchased, self - paced online learning across Skillsoft’s core segment and other segments. 2 Professional learning includes eLearning as well as internal and third party courses and content (both online and in person), excluding tuition reimbursement and related spend. 3 TAM: Total Addressable Market, including company spend and incremental whitespace from adoption of eLearning, new use cases, and shift from in person to online. 4 Market Spend: Estimated spend on outsourced professional eLearning by organizations. 14 W h i t e space Source: Third party consultant market research report. Tyton Partners, Grand View Research. Market S p e n d 4 13 - 14% p.a. $ 2 8 B $ 4 5 B

I ntrod u cti on Strategy C onte nt Platform Go - To - Market Fi nance Q&A MAJOR CUSTOMER SEGMENTS REMAIN HIGHLY UNDERPENETRATED 15 ROBUST HEADROOM AVAILABLE ACROSS CUSTOMER SEGMENTS WITHIN THE U.S. Total Addressable Market represents value of the market in which new Skillsoft participates, including unpenetrated portion that can adopt online learning. 8 0% 4 0% 2 0% 0% 6 0% U.S. PROFESSIONAL ELEARNING TOTAL ADDRESSABLE MARKET 3 , 2021F $ in B 100% IT Skills Co m p l i a n c e¹ Business Skills Leadership Addressable Whitespace Other Content² Average penetration is ~30%, yielding market spend 4 of ~$3B Total = $10B ($28B Global) Notes: 1 Includes generalized Legal Compliance and Employee Health and Safety. 2 Other content contains Sales & Customer Service, Product, and Profession & Industry specific content. 3 TAM: Total Addressable Market, including company spend and incremental whitespace from adoption of eLearning, new use cases, and shift from in person to online. 4 Market Spend: Estimated spend on outsourced professional eLearning by organizations. Source: Company market sizing model based on U.S. census, market and internal revenue analysis, and primary research and interviews. C u rr OTS Served Market ent outsourced content spend Market Spend

I ntrod u cti on S t r a te g y C onte nt Platform Go - To - Market Fi nance Q&A FRAGMENTED MARKET SPACE WITHOUT A CLEAR LEADER SKILLSOFT IS THE LARGEST PLAYER FOCUSED PRIMARILY ON THE ENTERPRISE NO OTHER CORPORATE DIGITAL LEARNING BUSINESS WITH >$500M OF REVENUE New $500M REVENUE 16

Int r od u c t ion Strategy C o n t e nt Platfo r m Go - To - Market Fin a n ce Q &A OUR AMBITION WE HELP COMPANIES CREATE A FUTURE - FIT WORKFORCE, SKILLED AND READY FOR THE JOBS OF TOMORROW 17

I ntrod u cti on Strategy C onte nt Platform Go - To - Market Fi nance Q&A A NEW AND INSPIRING DIRECTION THAT BUILDS ON OUR STRENGTHS WHERE WE PLAY We upskill the global workforce across three core segments… (Leadership & Business Skills, Compliance and Technology & Development) …by providing engaging digital learning & development solutions… …to enterprise clients globally OUR AMBITION ‘To create a future - fit workforce skilled and ready for the jobs of tomorrow’ CONTENT Packages of ‘best of breed’ content to enable compelling learning journeys 18 PLATFORM An advanced technology driven platform that delivers seamless and engaging learner experiences GO - TO - MARKET A world - class enterprise sales capability 01 HOW WE WIN 02 03

Introduction | Strategy | Content | Platform | Go-To-Market | Finance | Q&A

WHERE WE PLAY: UPSKILLING THE GLOBAL WORKFORCE ACROSS THREE CUSTOMER SEGMENTS

	LEADERSHIP & BUSINESS SKILLS	TECHNOLOGY & DEVELOPMENT	COMPLIANCE
CUSTOMER VALUE PROPOSITION	Enable leaders and organizations to thrive in a digital world	Stay ahead of rapid technology changes	Foster a sustainable, safe, respectful and inclusive work environment
ROLE IN SKILLSOFT'S PORTFOLIO	Strategic hook into enterprise agenda	Major customer and growth opportunity	Supports customer retention
SKILLSOFT POSITION	#1	#2	#2
COMPETITIVE LANDSCAPE	LinkedIn Learning, Harvard Business Publishing, Udemy, coursera	Pluralsight, Udacity, O'Reilly, Udemy	SAI Global, Traliant, NAVEX Global, LRN

#1 GLOBAL LEADER

Note: Skillsoft market position for self-paced professional eLearning based on estimates of competitor revenue and segment revenue allocations.

skillsoft 19

Introduction | Strategy | Content | Platform | Go-To-Market | Finance | Q&A

WHERE WE PLAY: LEADERSHIP & BUSINESS SKILLS OFFER A STRATEGIC HOOK INTO THE ENTERPRISE AGENDA

MARKET OPPORTUNITY
(LEADERSHIP & BUSINESS SKILLS)

$3.1B GLOBAL PROFESSIONAL ELEARNING TAM[1]

12% ESTIMATED GROWTH RATE OF U.S. MARKET SPEND[3]

MARKET GROWTH DRIVERS

- Growing skills gaps and need for upskilling / reskilling
- Trend towards continuous learning / self-development
- Importance of Leadership in an uncertain environment

PRIMARY BUYERS

CHRO / CLO

INFLUENCERS

CEO (exec ed)

REQUIREMENTS

- Practitioner-level content and below
- On-demand, with ILT for exec education
- High touch features (e.g., coaching, etc.)
- Partnerships with educational institutions

COMPETITIVE POSTION

20% SHARE[2]

#1 ESTIMATED SKILLSOFT POSITION

Notes:
1 Professional eLearning includes company purchased, self-paced online learning solutions; Total Addressable Market (TAM) includes current spend and whitespace opportunity.
2 Share of market spend in the U.S. based on Skillsoft revenue; Skillsoft market share and position for self-paced professional eLearning based on estimates of competitor revenue and segment revenue allocations.
3 Market Spend: Estimated spend on outsourced professional eLearning by organizations.
Source: Company market sizing and trends model based on U.S. census, market and internal revenue analysis, primary research and interviews, and third party consultant analysis.

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Introduction | Strategy | Content | Platform | Go-To-Market | Finance | Q&A

WHERE WE PLAY: TECHNOLOGY & DEVELOPMENT IS A TOP PRIORITY FOR OUR CUSTOMERS

MARKET OPPORTUNITY
(TECHNOLOGY & DEVELOPMENT)

$3.9B GLOBAL PROFESSIONAL ELEARNING TAM[1]

17% ESTIMATED GROWTH RATE OF U.S. MARKET SPEND[3]

MARKET GROWTH DRIVERS

- Enduring technology skills shortages
- Ever-evolving technical standards
- Shift towards cloud computing

PRIMARY BUYERS

CIO / CTO
(CISO FOR CYBER)

INFLUENCERS

CHRO / CLO

REQUIREMENTS

- Expert-level content and below
- Vendor-affiliated certification programs
- Immersive learning experiences (ILT, bootcamps, virtual labs, etc.)
- Workflow integration

COMPETITIVE POSTION

9% SHARE[2]

#2 ESTIMATED SKILLSOFT POSITION

Notes:
1 Professional eLearning includes company purchased, self-paced online learning solutions; Total Addressable Market (TAM) includes current spend and whitespace opportunity.
2 Share of market spend in the U.S. based on Skillsoft and Global Knowledge revenue; Skillsoft market share and position for self-paced professional eLearning based on estimates of competitor revenue and segment revenue allocations.
3 Market Spend: Estimated spend on outsourced professional eLearning by organizations.
Source: Company market sizing and trends model based on U.S. census, market and internal revenue analysis, primary research and interviews, and third party consultant analysis.

skillsoft 21

Introduction | Strategy | Content | Platform | Go-To-Market | Finance | Q&A

WHERE WE PLAY: COMPLIANCE IS A KEY CONTRIBUTOR TO CUSTOMER RETENTION AND CROSS-SELL

MARKET OPPORTUNITY (COMPLIANCE)

$1.7B GLOBAL PROFESSIONAL ELEARNING TAM[1]

14% ESTIMATED GROWTH RATE OF U.S. MARKET SPEND[3]

MARKET GROWTH DRIVERS

- Growing regulatory pressures
- Growing need for data protection and privacy training
- Diversity & Inclusion emerging as a key workplace focus

PRIMARY BUYERS

CHRO / CLO

INFLUENCERS

COMPLIANCE / LEGAL

REQUIREMENTS

- Practitioner-level content and below
- Vertical-specific certification requirements
- On-demand training only
- Integration with HR/Legal compliance systems

COMPETITIVE POSTION

6% SHARE[2]

#2 ESTIMATED SKILLSOFT POSITION

Notes:
1 Professional eLearning includes company purchased, self-paced online learning solutions; Total Addressable Market (TAM) includes current spend and whitespace opportunity.
2 Share of market spend in the U.S. based on Skillsoft revenue; Skillsoft market share and position for self-paced professional eLearning based on estimates of competitor revenue and segment revenue allocations.
3 Market Spend: Estimated spend on outsourced professional eLearning by organizations.
Source: Company market sizing and trends model based on U.S. census, market and internal revenue analysis, primary research and interviews, and third party consultant analysis.

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22

Introduction | Strategy | Content | Platform | Go-To-Market | Finance | Q&A

HOW WE WIN: CONTENT
BREADTH OF OUR OFFERING WILL DRIVE GROWTH

22

PERCENTAGE POINT HIGHER DOLLAR RETENTION RATE[1] AMONG CUSTOMERS PURCHASING 3 PRODUCTS VS. 1


COMPLIANCE
TECHNOLOGY & DEVELOPMENT
LEADERSHIP & BUSINESS SKILLS

- The breadth of our offering is the #1 reason we win with customers
- Supports learners with a unified platform, consistent pedagogy and more complete learning journeys
- Creates opportunities for cross- and upsell
- Drives higher retention
- Unique opportunity to create global leader

Note:
1 Covers Q4FY2017 through Q4FY2021E.

skillsoft
23

I ntrod u cti on Strategy C onte nt Platform Go - To - Market Fi nance Q&A 24 HOW WE WIN: CONTENT OUR CONTENT ENABLES COMPELLING LEARNING JOURNEYS A COMPLETE LEARNING SOLUTION WITH A PROVEN LEARNING MODEL DELIVERING REAL - WORLD RESULTS Skillsoft has conducted neuroscience research with MIT to ensure the efficacy of our content Source: Skillsoft 2019 customer benchmark study. Apply what they have learned 180K+ Content assets in the library, reflecting significant capital investment $ 100M+ Invested in content since 2017 80%

Introduction | Strategy | Content | Platform | Go-To-Market | Finance | Q&A

HOW WE WIN: PLATFORM
PERCIPIO PLATFORM DELIVERS ENGAGING EXPERIENCES


"Soft" opt-in notifications
Stay in the know.
Set a goal
Set a weekly learning goal!
Track your goal
Gentle reminders
12:53
Congratulatory messages
12:53

4X
MORE LEARNING HOURS[1]

~100%
PERCIPIO COHORT DOLLAR RETENTION RATE

UP TO 29PT
INCREASE IN DOLLAR RETENTION RATE[1]

THE PERCIPIO PLATFORM
- Learner focused
- Skill-based learning paths
- AI-enabled
- Badges, opensource content, microlearning, mobile app

WHY CUSTOMERS CHOOSE PERCIPIO
- Easy interface
- Better engagement
- Reliable tracking
- Integration with leading LMSs

Note:
1 Compared to legacy platform over 18 months; increase in retention varies by quarter.
Source: Percipio.com, Skillsoft financials.

skillsoft
25

Introduction | Strategy | Content | Platform | Go-To-Market | Finance | Q&A

HOW WE WIN: GO-TO-MARKET
AN UNRIVALED ENTERPRISE SALES CAPABILITY

3M · Abbott · accenture · altran · American Red Cross · ADP · ArcelorMittal · at&t

Atos · Bayer · Booz | Allen | Hamilton · BT · Capgemini · comscore · CBS · Chevron

COX · ExxonMobil · france telecom · globalpayments · Google · Hill International

Hitachi Consulting · ITvitae Learning · Johnson Controls · JPMorganChase · Kaiser Permanente · Lockheed Martin · PetSmart

encore · RICOH · RBC Royal Bank · RBS · SAMSUNG · Sprint · Sun Life Financial

TELUS · TOYOTA · ups · USO · verizon · VISA · VW · yahoo!

~70%
OF FORTUNE 1000[1]

~45M
LEARNERS WORLDWIDE[2]

160+
COUNTRIES WORLDWIDE[3]

~600
COMBINED SALES TEAM

~98%
REVENUE FROM BUSINESS CUSTOMERS[4]

Notes:
1 Based on customers who have purchased training from Skillsoft or Global Knowledge in the most recent two year period.
2 Consists of licensed learners.
3 Number countries with learners accessing Skillsoft content.
4 Business customers include the government.
Source: Sample of customers of combined company.

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I ntrod u cti on S t r a te g y C onte nt Platform Go - To - Market Fi nance Q&A 27 A POWERFUL PLATFORM FOR FURTHER M&A CONTENT Complete full range of learner needs in our prioritized content areas PLATFORM Enhance our capabilities to drive learner engagement GO TO MARKET Extend our reach into new customer segments More than 1,000 venture - backed tuck - in acquisition targets with less than $100M in revenue and a few with over $100M in revenue POSITIONED AS THE BEST ACQUIRER WITH Strong Balance Sheet • Percipio Platform Largest Salesforce in the Industry • Customer Base • Committed Investors

I ntrod u cti on Strategy C onte nt Platform Go - To - Market Fi nance Q&A A UNIQUE OPPORTUNITY FOR SHAREHOLDER VALUE CREATION AT TRA CTI VE BUSINESS MODEL • Enterprise subscriptions • High operating leverage • Low capital intensity • Strong free cash flow conversion BUSINESS AT AN INFLECTION POINT • New leadership team with clear strategic direction • Investing in Content, Platform and Go - To - Market • Riding wave of accelerating online migration WELL - PLACED TO DELIVER ON A BOLD VISION FOR THE FUTURE • Well - positioned to claim global category leadership • Platform for organic and acquired growth • Financial flexibility to execute on ambitious M&A agenda STRONG F OUN DATION 28 • Robust core business • Healthy balance sheet

I ntrod u cti on Strategy C onte nt Platform Go - To - Market Fi nance Q&A RECAP: WHAT ARE WE BUILDING? WHERE WE PLAY We upskill the global workforce across three core segments… (Leadership & Business Skills, Compliance and Technology & Development) …by providing engaging digital learning & development solutions… …to enterprise clients globally OUR AMBITION ‘To create a future - fit workforce skilled and ready for the jobs of tomorrow’ CONTENT Packages of ‘best of breed’ content to enable compelling learning journeys 29 PLATFORM An advanced technology driven platform that delivers seamless and engaging learner experiences GO - TO - MARKET A world - class enterprise sales capability 01 HOW WE WIN 02 03

I ntrod u cti on Strategy Content Platform Go - To - Market Fi nance Q&A CONTENT 30

I ntrod u cti on S t r a te g y Content Platform Go - To - Market Fi nance Q&A STRONG FOUNDATION OPPORTUNITIES FOR GROWTH 1 A comprehensive learning solution 1 Refresh and enrich our core 2 With a proven learning model 2 Add immersive experiences 3 Delivering real world results 3 Extend into new customer segments 31 PACKAGES OF ‘BEST OF BREED’ CONTENT TO ENABLE COMPELLING LEARNING JOURNEYS

Introduction | Strategy | Content | Platform | Go-To-Market | Finance | Q&A

A COMPREHENSIVE LEARNING SOLUTION, WITH A PROVEN LEARNING MODEL THAT DELIVERS REAL-WORLD RESULTS

A COMPLETE LEARNING SOLUTION

180K+

Content assets in the library, reflecting significant capital investment

$100M+

Invested in content since 2017

WITH A PROVEN LEARNING MODEL



MIT
Massachusetts Institute of Technology
Baseline Video
Scenario Video

Skillsoft has conducted neuroscience research with MIT to ensure the efficacy of our content

DELIVERING REAL-WORLD RESULTS



80%

Apply what they have learned

Source: Skillsoft 2019 customer benchmark study.

skillsoft 32

Introduction | Strategy | Content | Platform | Go-To-Market | Finance | Q&A

ONE OF THE LARGEST CORE LIBRARIES IN THE INDUSTRY

		LEADERSHIP & BUSINESS SKILLS	TECHNOLOGY & DEVELOPMENT	COMPLIANCE	
No other training company is competitive across all these customer segments	**SKILLSOFT POSITION**	#1	#2	#2	#1 GLOBAL LEADER
	COMPETITIVE LANDSCAPE	LinkedIn Learning; Harvard Business Publishing; Udemy; coursera	PLURALSIGHT; UDACITY; O'REILLY; Udemy	SAI GLOBAL; TRALIANT; NAVEX GLOBAL; LRN	
Consistently recognized as a leader in each of the customer segments we serve	**AWARDS**	The American Business Awards Silver Stevie Winner; 2020 Top 20; 2020 Top 20; 2019 Top 20; Core Leader 2019; Bronze Winner	2020 Top 20; 2019 Top 20; Big Innovation; Best of eLearning!	2020 Top 20; 2019 Top 20; 2018 Top 20; Bronze Winner	

Note: Skillsoft market position for self-paced professional eLearning based on estimates of competitor revenue and segment revenue allocations.

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Introduction Strategy Content Platform Go-To-Market Finance Q&A

SUPPORTING A CONTINUUM OF LEARNING NEEDS

MICROLEARNING: VIDEOS (1-10 MINUTES)

MICROLEARNING: BOOKS, SUMMARIES, ARTICLES

COURSES, BOOKS, AUDIOBOOKS, LIVE EVENTS

PRACTICE LABS, TEST PREP, BOOTCAMPS

CURATED ASPIRE JOURNEYS, CHANNELS

skillsoft
34

I ntrod u cti on S t r a te g y Content Platform Go - To - Market Fi nance Q&A OUR ORIGINAL CONTENT PROVIDES A UNIQUE ADVANTAGE 35 SKILLSOFT ORIGINAL CONTENT 30 % OF OFFERING 90 % OF CONSUMPTION 35 % OF ACTIVE COURSES PUBLISHED IN THE LAST 18 MONTHS $ 26M ANNUAL INVESTMENT IN CONTENT LIBRARY Source: Skillsoft company materials.

Introduction | Strategy | Content | Platform | Go-To-Market | Finance | Q&A

LEVERAGED M&A TO ENHANCE OUR TECH OFFERING

COMBINED CATALOG WILL FEATURE ~28,000 HOURS OF LEARNING...


Cloud & Virtualization
Data & AI
App Dev
IT & Security
DevOps
Other
Global Knowledge
skillsoft

Note: Illustrative topical coverage by hours-of-learning

...INCLUDING MORE THAN 170 IT CERTIFICATIONS FROM LEADING BRANDS

ORACLE, aws, CompTIA, Project Management Institute, CISCO, Google Cloud, ITIL, IBM, PRINCE2, vmware, Microsoft Azure

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36

I ntrod u cti on S t r a te g y Content Platform Go - To - Market Fi nance Q&A ENTERPRISES VALUE OUR PROVEN LEARNING MODEL SCIENCE - DRIVEN LEARNING MODELS… …WITH A CONSISTENT EXPERIENCE • Standard navigation controls • Integrated quizzes and assessment • Supporting learning assets, job aids and resources 37 EEG Scan comparing baseline (instructor - led) to scenario - based

Introduction | Strategy | Content | Platform | Go-To-Market | Finance | Q&A

CUSTOMERS SEEK SOLUTIONS THAT DELIVER REAL RESULTS

SKILLSOFT DELIVERS THE SKILLS REQUIRED FOR THE ROLES OF TODAY AND TOMORROW

80%
APPLICATION RATE
of new skills on-the-job in less than 6 weeks

54%
RELEVANCE
to their role in the workplace

19%
GAINS
experienced in skills critical to their job

DELIVERING BUSINESS IMPACT

14%
improvement in productivity

73%
of leaders report positive changes in staff behavior

8%
improvement in cycle time

skillsoft

Sources: Skillsoft Business Impact Benchmark report; How Skillsoft Moves the Needle report; Towards Maturity Benchmark Report | Modernizing Learning: Delivering Results.

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Introduction Strategy Content Platform Go-To-Market Finance Q&A

OUR CONTENT PRIORITIES GOING FORWARD

#1	#2	#3
REFRESH AND ENRICH OUR CORE	**ADD IMMERSIVE EXPERIENCES**	**EXTEND INTO NEW CUSTOMER SEGMENTS**
• Refresh cinematic-quality of our core content • Expand catalog with leading perspectives from best-selling thought leaders • Deepen coverage with foundational to expert-level content	• Coaching • Social learning • Virtual labs and classrooms • Experiential learning	• Address emerging and future skills • Develop vertical and functional learning solutions skillsoft

39

I ntrod u cti on S t r a te g y Content Platform Go - To - Market Fi nance Q&A PLATFORM 40

Introduction Strategy Content Platform Go-To-Market Finance Q&A

SKILLSOFT PERCIPIO BY THE NUMBERS

$75M	**2,500**	**100K**	**9M**	**4X**	**6**
Invested since platform launch in 2017	Companies live on the platform	Daily active users	Badges issued	Increase in learning hours relative to legacy Skillport platform	Industry awards

Source: Skillsoft company materials.

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41

I ntrod u cti on S t r a te g y C onte nt Platform Go - To - Market Fi nance Q&A A MODERN TECHNOLOGY PLATFORM THAT DELIVERS ENGAGING LEARNER EXPERIENCES 42 STRONG FOUNDATION OPPORTUNITIES FOR GROWTH 1 A deeply engaging platform for learners 1 Complete integrations and features required for migrations 2 Strong enterprise capabilities 2 Enrich and enhance skills growth capabilities 3 Integrates seamlessly with enterprise ecosystems 3 Enable rapid innovation and expansion into new customer segments

I ntrod u cti on S t r a te g y C onte nt Platform Go - To - Market Fi nance Q&A • AI - driven personalization • Recognition / social badging • Learning in the flow of work • Motivation and goals • Mobile and voice AN ENGAGING PLATFORM FOR LEARNERS 43

I ntrod u cti on S t r a te g y C onte nt Platform Go - To - Market Fi nance Q&A • Configurability around multiple audiences/domains • Compliance integration • Assignments & assessments • Reporting & dashboard • Security & data privacy • Enterprise branding 44 SUPPORTING ENTERPRISE NEEDS OF MANAGEMENT, SECURITY AND ANALYTICS

I ntrod u cti on S t r a te g y C onte nt Platform Go - To - Market Fi nance Q&A CAPABILITY TO INTEGRATE SEAMLESSLY WITH THE ENTERPRISE ECOSYSTEM CUSTOM CONTENT SUPPORTED WITHIN PLATFORM Upload package(s) Upload single file(s) External link CONTENT FROM FREE AND PAID PROVIDERS LEARNING MANAGEMENT SYSTEMS AND PLATFORMS BASE COLLECTIONS SPECIALIZED COLLECTIONS SUPPORTED WITHIN PLATFORM INSTRUCTOR LED TRAINING ENABLE ENTERPRISES TO MANAGE THEIR OWN INSTRUCTOR - LED CURRICULUM 45

Introduction Strategy Content Platform Go-To-Market Finance Q&A

A BEST OF BREED PLATFORM

	EXAMPLES	CORE BUSINESS DRIVER	CORE CAPABILITIES
LMS	sumtotal, workday, cornerstone, saba, SAP SuccessFactors	• Regulatory Compliance • Mission critical learning	• Complex curriculums • High-volume reporting • Extended enterprise • Management capabilities • Enterprise integrations
LXP	degreed, fuse universal, edcast	• Self-directed development • Skills building	• Content aggregation • Discovery • Curation • Personalization • Recommendations
CONTENT SOLUTIONS	Udemy, PLURALSIGHT, LinkedIn LEARNING, coursera	• Off-the-shelf Learning content for business needs	• Content delivery • Discovery • Curation • Reporting

skillsoft

PERCIPIO CAPABILITIES AND INTEGRATIONS

skillsoft

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Introduction Strategy Content Platform Go-To-Market Finance Q&A

OUR PLATFORM PRIORITIES GOING FORWARD

#1	#2	#3
COMPLETE INTEGRATIONS AND FEATURES REQUIRED FOR MIGRATIONS	**ENRICH AND ENHANCE SKILLS GROWTH CAPABILITIES**	**ENABLE RAPID INNOVATION AND EXPANSION INTO NEW CUSTOMER SEGMENTS**
• Remaining LMS integrations • Advanced reporting features • Additional languages	• Role-based journeys • Skills assessments complemented with targeted AI recommendations	• Open APIs to allow new content and platform integrations • Enriched learning experiences such as AR/VR and access through consumer devices (Apple TV, Alexa, etc.)

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I ntrod u cti on S t r a te g y C onte nt Platform Go - To - Market Fi nance Q&A GO - TO - MARKET 48

I ntrod u cti on S t r a te g y C onte nt Platform Go - To - Market Fi nance Q&A A WORLD - CLASS GO - TO - MARKET CAPABILITY 49 STRONG FOUNDATION OPPORTUNITIES FOR GROWTH 1 Delivering a highly differentiated proposition… 1 Complete migration to Percipio 2 …to a large and varied customer base… 2 Upsell / cross - sell additional product lines 3 …with the industry’s most capable GTM strategy 3 Accelerate customer acquisition

Introduction | Strategy | Content | Platform | Go-To-Market | Finance | Q&A

WHERE WE PLAY: UPSKILLING THE GLOBAL WORKFORCE ACROSS THREE CUSTOMER SEGMENTS

	LEADERSHIP & BUSINESS SKILLS	TECHNOLOGY & DEVELOPMENT	COMPLIANCE	
CUSTOMER VALUE PROPOSITION	Enable leaders and organizations to thrive in a digital world	Stay ahead of rapid technology changes	Foster a sustainable, safe, respectful and inclusive work environment	#1 GLOBAL LEADER
ROLE IN SKILLSOFT'S PORTFOLIO	Strategic hook into enterprise agenda	Major customer and growth opportunity	Supports customer retention	
SKILLSOFT POSITION	#1	#2	#2	
COMPETITIVE LANDSCAPE	LinkedIn Learning, Harvard Business Publishing, Udemy, coursera	PLURALSIGHT, UDACITY, O'REILLY, Udemy	SAI GLOBAL, TRALIANT, NAVEX GLOBAL, LRN	

skillsoft

Note: Skillsoft market position for self-paced professional eLearning based on estimates of competitor revenue and segment revenue allocations.

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Introduction Strategy Content Platform Go-To-Market Finance Q&A

UNRIVALED CUSTOMER BASE

3M | Abbott | accenture | altran | American Red Cross | ADP | ArcelorMittal | at&t
Atos | Bayer | Booz | Allen | Hamilton | BT | Capgemini | comscore | CBS | Chevron
COX | ExxonMobil | france telecom | globalpayments | Google | Hill International
Hitachi Consulting | ITvitae Learning | Johnson Controls | JPMorganChase | Kaiser Permanente | Lockheed Martin | PetSmart
encore | RICOH | RBC Royal Bank | RBS | SAMSUNG | Sprint | Sun Life Financial
TELUS | TOYOTA | ups | USO | verizon | VISA | VW | yahoo!

~70%
OF FORTUNE 1000[1]

~45M
LEARNERS WORLDWIDE[2]

160+
COUNTRIES WORLDWIDE[3]

~98%
REVENUE FROM BUSINESS CUSTOMERS[4]

Notes:
1 Based on customers who have purchased training from Skillsoft or Global Knowledge in the most recent two year period.
2 Consists of licensed learners.
3 Number countries with learners accessing Skillsoft content.
4 Business customers include the government.
Source: Sample of customers of combined company.

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Introduction Strategy Content Platform Go-To-Market Finance Q&A

WORLD-CLASS SALES TEAM AND COORDINATED GTM

GLOBAL COVERAGE



SMB – ENTERPRISE



GOVERNMENT & COMMERCIAL



DEDICATED 'LINE OF BUSINESS' SELLERS


$

DEDICATED ACQUISITION TEAM



600

PERSON COMBINED SALES TEAM COVERING ENTERPRISES ALL AROUND THE GLOBE

skillsoft

52

I ntrod u cti on S t r a te g y C onte nt Platform Go - To - Market Fi nance Q&A 53 A UNIQUE OPPORTUNITY AND ABILITY TO CROSS - SELL Note: 1 Covers Q4FY2017 through Q4FY2021E. CROSS - SELL: Growing share of customers buying 2 - 3 products RETENTION: 22 percentage point higher dollar retention rate among customers purchasing 3 products 1 Dollar Retention Rate 3 Products 0% 25% 50% Annual Recurring Revenue Distribution by Number of Products Purchased 100% 1 Product 75% 2 Products % of Total Annual Recurring Revenue Fiscal Quarter C ros s - s e l l targets 1 Product 2 Products 3 Products 9 1% 1 00% 78%

Introduction Strategy Content Platform Go-To-Market Finance Q&A

A POWERFUL GROWTH ENGINE

NEW CUSTOMER ACQUISITION MODEL

BRAND Serve as the trusted partner for enterprises as they build the workforce of the future.

SOPHISTICATED MARKETING ENGINE Leverage data and segmentation to inform targeting and drive demand.

ACQUISITION SALES MODEL Utilize a dedicated salesforce that speaks to buyers across multiple product lines.

ROUTES TO MARKET Expand strategic alliances and channel partnerships to extend reach.

skillsoft

~30%
Targeted YoY increase in Sales Qualified Leads

~30
New acquisition sellers in FY2022

Cornerstone SAP Microsoft

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54

I ntrod u cti on S t r a te g y C onte nt Platform Go - To - Market Finance Q&A FINANCE 55

I ntrod u cti on S t r a te g y C onte nt Platform Go - To - Market Fi nance Q&A ATTRACTIVE FINANCIAL PROFILE 56 # 1 NEW SKILLSOFT POSITIONED FOR PROFITABLE GROWTH # 2 HIGH LEVEL OF SUBSCRIPTION REVENUE WITH STRONG REVENUE PREDICTABILITY # 3 OPERATING LEVERAGE SUPPORTS FUTURE MARGIN EXPANSION # 4 HIGH CASH FLOW CONVERSION PROVIDES FINANCIAL FLEXIBILITY AND SUPPORTS REINVESTMENT IN THE BUSINESS # 5 ATTRACTIVE CAPITAL STRUCTURE PROVIDES STRATEGIC FLEXIBILITY

I ntrod u cti on S t r a te g y C onte nt Platform Go - To - Market Finance Q&A POSITIONED FOR GROWTH: PERCIPIO MIGRATION SUPPORTS IMPROVED REVENUE RETENTION AND MORE NEW BUSINESS Note: Dual Deployment (DD) reflects customers who are paying for Percipio and Skillport platforms. Percipio reflects customers who are only paying for Percipio products. Legacy platform Skillport reflects customers who are only paying for legacy platform Skillport. Information shown reflects FYE January 31st financials (e.g., FYE 1/31/22 shown for CY2021E). Dollar Retention Rate (“DRR”) represents subscription renewals, upgrades, churn, and downgrades in a period divided by the total renewable base for such customers for such period. DRR does not include new business from new customers. PERCIPIO VS. LEGACY PLATFORM SKILLPORT PERFORMANCE COMPARISON ($M except percentages) 1 00% 3 2% 55% 13% CY2019A C Y 20 2 0 E CY2021E CY2022E 9 4% 1 00% 96 - 102% 97 - 103% 111% 1 0 1% 96 - 102% – 84% 75% 69 - 75% – $10 $15 $22 - $30 Dual Deployment of Percipio & Skillport Legacy Platform Skillport Annual Recurring Revenue (Excl. SumTotal) 57 Percipio DRR (1) Dual Deployment DRR (1) Skillport DRR (1) Percipio & DD New Business OI $ 328 $ 31 0 - $315 $ 31 5 - $325 $ 3 4 0 - $360 ~ 25% ~ 51% ~ 24% ~ 9% ~ 31% ~ 5 9%

I ntrod u cti on S t r a te g y C onte nt Platform Go - To - Market Finance Q&A 58 POSITIONED FOR GROWTH: GLOBAL KNOWLEDGE HAS STABILIZED WITH IMPROVED PRODUCT MIX Notes: 1 Information shown reflects FYE January 31st financials (e.g., FYE 1/31/21E shown for CY2020E). 2 Order intake represents contracted sales commitments for the forward 12 - month period. 3 Based on estimated change in total Classroom Training and Other revenue from CY2019A to CY2020E (FYE January 31st financials). Global Knowledge revenue reflects Gross Revenue. • COVID - 19 negatively impacted classroom revenue by ~$115M 3 offset by ~$35M increase from growth in virtual and on - demand offerings • Shift from classroom to virtual driving margin improvement • Order intake has stabilized and is expected to grow post - COVID GLOBAL KNOWLEDGE SEQUENTIAL ORDER INTAKE PROGRESSION 1 ($M) Global Knowledge Quarterly Order Intake 2 O n - Demand Classroom Training & Other V ir tua l $6 $4 $5 $7 $5 $ 1 9 $30 $ 37 $ 36 $ 37 $ 39 $ 21 $6 $ 1 2 $ 11 Q4 CY2019 Q1 CY2020 Q2 CY2020 Q3 CY2020 Q4 CY2020E $64 $ 5 5 $4 8 $ 5 3 $ 5 5

I ntrod u cti on S t r a te g y C onte nt Platform Go - To - Market Finance Q&A 59 BUSINESS TRACKING ABOVE PRIOR ESTIMATES Note: 1 CY2020E reflects preliminary estimates, which are subject to change. CY2020E reflects 1/31/21E financials for Skillsoft and 12/31/20E for Global Knowledge. CY2020E 1 ($M) ESTIMATE AT ANNOUNCEMENT REVISED ESTIMATE ANNUAL RECURRING REVENUE (SKILLSOFT CONTENT) $ 300 - $ 310 $ 310 - $315 ORDER INTAKE $ 625 - $ 650 $ 669 ADJUSTED GROSS REVENUE $ 650 - $ 680 $ 686 - $ 691 ADJUSTED EBITDA $ 145 - $ 165 $ 158 - $ 163

Introduction | Strategy | Content | Platform | Go-To-Market | Finance | Q&A

NEW SKILLSOFT POSITIONED FOR GROWTH

($M)


ORDER INTAKE
$777
$669
$660-$690
$710-$760
CY 2019A[1]
CY 2020E[2]
CY 2021E[3]
CY 2022E[3]
ADJ. GROSS REVENUE[(4)]
$808
$686-$691
$645-$675
$675-$725
CY 2019A[1]
CY 2020E[2]
CY 2021E[3]
CY 2022E[3]
ADJ. EBITDA
$219
$158-$163
$155-$175
$180-$220
CY 2019A[1]
CY 2020E[2]
CY 2021E[3]
CY 2022E[3]
ADJ. EBITDA MARGIN
27.1%
~23.5%
24-26%
26-30%

- Order intake
  - Percipio migration -> retention improvement
  - Sales realignment: focus on new business
  - GK stabilization
  - Cross-sell driving new revenue and retention
- High single digit order intake growth in 2022 approaching industry growth rate
- 30-35% target long-term Adj. EBITDA margin driven by revenue growth and operating leverage

Note: Product level view of Order Intake / Revenue for Skillsoft Content and SumTotal. Reconciliation of non-GAAP financial measures provided in appendix.
1 CY2019A reflects 1/31/20A financials for Skillsoft and 9/27/19A for Global Knowledge.
2 CY2020E reflects preliminary estimates, which are subject to change - 1/31/21E financials for Skillsoft and 12/31/20E for Global Knowledge.
3 Reflects FYE January 31st financials (e.g., FYE 1/31/22E shown for CY2021E). CY2021E includes $15M of estimated cost synergies; CY2022E includes $25M of estimated cost synergies.
4 Global Knowledge revenue reflects Gross Revenue.

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Introduction Strategy Content Platform Go-To-Market Finance Q&A

HIGH SUBSCRIPTION REVENUE WITH STRONG PREDICTABILITY


SKILLSOFT
~9%
~91%
CY2020E¹
~8%
~92%
CY2022E²
GLOBAL KNOWLEDGE
~95%
~5%
CY2020E¹
~75%
~25%
CY2022E²
COMBINED
~36%
~64%
CY2020E¹
~32%
~68%
CY2022E²

- Subscription-based business provides significant visibility and predictability
  - 91%+ revenue subscription base at Skillsoft
  - Recurring contracts with Fortune 1000 customers
- Global Knowledge transaction-based with long-standing customer relationships – recent introduction of subscription offerings

■ Subscription Revenue ■ Non-subscription Revenue

Notes:
1 CY2020E reflects preliminary estimates, which are subject to change - 1/31/21E financials for Skillsoft and 12/31/20E for Global Knowledge.
2 CY2022E reflects FYE January 31st financials (e.g., FYE 1/31/23E shown for CY2022E).

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61

I ntrod u cti on S t r a te g y C onte nt Platform Go - To - Market Finance Q&A 62 OPERATING LEVERAGE AND HIGH CASH FLOW CONVERSION PROVIDE FINANCIAL FLEXIBILITY AND SUPPORT REINVESTMENT ILLUSTRATIVE CY2022E FREE CASH FLOW BRIDGE ($M; Cash Flow items shown as % of Adj. EBITDA) • High cash conversion of 70%+ supports growth • Low capital expenditure requirements (~3% of revenue) • Interest expense assumes $650M of debt, with term loans at L + 500 • Corporate structure allows for favorable low teens cash tax rate • Order Intake growth will drive positive net working capital $180 - $220 $ 1 25 - $ 1 55 ~14 - 18% ~ 9 - 1 0% ~10 - 14% ~ 1 5 - 1 0% 0 50 1 0 0 1 5 0 2 00 2 5 0 CY2022E Adj. EBITDA Interest Expense, net Cash T axes C h an g e in Net Working Capital CY2022E Levered Free Cash Flow Note: Reflects FYE January 31st financials (e.g., FYE 1/31/23E shown for CY2022E). 1 Includes Services and Other Investments related to Percipio migration equal to ~1% of Adj. EBITDA; not expected beyond CY2022E. Capital Expenditures 1

Introduction Strategy Content Platform Go-To-Market Finance Q&A

ATTRACTIVE CAPITAL STRUCTURE AND PARTNER SUPPORT PROVIDE STRATEGIC FLEXIBILITY

ILLUSTRATIVE CAPITAL STRUCTURE

ASSUMES NO REDEMPTIONS AND COMPLETION OF $400M SECOND STEP INVESTMENT BY PROSUS

($M)

CASH[2, 3]	$535
TOTAL DEBT[2]	$650
NET DEBT	$115
DEBT / CY2022E ADJ. EBITDA[1] (GROSS / NET)	3.3X/0.6X

COMMITTED INVESTOR BASE

CHURCHILL CAPITAL

prosus

Notes:
1 Reflects FYE 1/31/23E Adj. EBITDA midpoint.
2 Pro forma for Churchill transactions with Skillsoft and Global Knowledge; assumes no redemptions.
3 PIPE subject to certain conditions; $400M second step investment by Prosus subject to CFIUS approval.
Source: Churchill estimates, management estimates, S-4. Excludes equity issued to management and advisors in connection with the consummation of the contemplated transaction, including equity issued under Churchill's management incentive compensation plan.

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I ntrod u cti on S t r a te g y C onte nt Platform Go - To - Market Fi nance Q&A ILLUSTRATIVE TIMELINE TO CLOSE EVENT S - 4 EFFECTIVE DATE AND PROXY MAILING STOCKHOLDER REDEMPTION DATE STOCKHOLDER APPROVAL AND TRANSACTION CLOSE EXPECTED DATE APRIL MAY MAY Note: For illustrative purposes only; timing subject to change. 64

I ntrod u cti on S t r a te g y C onte nt Platform Go - To - Market Fi nance Q&A Q&A 65

AP P ENDIX 66

FINANCIAL OVERVIEW
($M)

	CY2019A[1]	LTM 10/31/20A[2]	CY2020E[3]	CY2021E[4]	CY2022E[4]
Skillsoft Order Intake:					
Content	$347	$341	$334[5]		
SumTotal	138	126	124		
Total Skillsoft Order Intake	**$485**	**$467**	**$458**	**$435 - $450**	**$465 - $495**
Global Knowledge Order Intake:					
Classroom and All Other	$175	$93	$62[6]		
Virtual and On-Demand	116	132	148		
Total Global Knowledge Order Intake	**$291**	**$225**	**$211**	**$225 - $240**	**$245 - $265**
Combined Order Intake	**$777**	**$692**	**$669**	**$660 - $690**	**$710 - $760**
Skillsoft Adj. Revenue:					
Content	$363	$347	$340 - $345[5]		
SumTotal	152	136	125 - 130		
Total Skillsoft Adj. Revenue	**$514**	**$483**	**$470 - $475**	**$430 - $445**	**$440 - $470**
Global Knowledge Adj. Revenue:					
Classroom and All Other	$182	$105	$69[6]		
Virtual and On-Demand	112	133	147		
Total Global Knowledge Adj. Gross Revenue	**$294**	**$237**	**$216**	**$215 - $230**	**$235 - $255**
Reseller Fees	(34)	(29)	(27)	(25) - (30)	(25) - (30)
Total Global Knowledge Adj. Net Revenue	**$260**	**$209**	**$190**	**$190 - $200**	**$210 - $225**
Combined Adj. Gross Revenue	**$808**	**$721**	**$686 - $691**	**$645 - $675**	**$675 - $725**
Combined Adj. Net Revenue	**$774**	**$692**	**$660 - $665**	**$620 - $645**	**$650 - $695**
Skillsoft Adj. EBITDA	$185	$157	$140 - $145		
Global Knowledge Adj. EBITDA	35	23	18		
Combined Adj. EBITDA	**$219**	**$180**	**$158 - $163**	**$155 - $175**	**$180 - $220**
Combined Adj. Net Income[7]				**$90 - $105**	**$110 - $145**

Expect to finish toward the upper end of CY2020E ranges

Estimate at Announcement: $625 - $650

Estimate at Announcement: $650 - $680

Estimate at Announcement: $145 - $165

Note: CY2020E reflects preliminary estimates, which are subject to change. CY2020E decline primarily due to decline in classroom revenue at Global Knowledge as a result of COVID-19, customer churn from Skillsoft legacy platform, and other impacts mainly attributable to COVID-19. Product level view of Order Intake / Revenue for Skillsoft Content and SumTotal. Reconciliation of non-GAAP financial measures provided in appendix.

1 CY2019A reflects 1/31/20A financials for Skillsoft and 9/27/19A for Global Knowledge.
2 LTM 10/31/20A reflects 10/31/20A financials for Skillsoft and 10/2/20A for Global Knowledge.
3 CY2020E reflects 1/31/21E financials for Skillsoft and 12/31/20E for Global Knowledge.
4 Reflects FYE January 31st financials (e.g., FYE 1/31/22E shown for CY2021E). CY2021E includes $15M of estimated cost synergies; CY2022E includes $25M of estimated cost synergies.
5 Skillsoft Content includes ~$15M of order intake / revenue from services in CY2020E.
6 Other order intake / revenue within the Global Knowledge Classroom Training and Other line item is ~$20M in CY2020E.
7 Combined adjusted net income calculated as adjusted EBITDA minus estimated depreciation expense minus estimated interest expense minus estimated adjusted taxes at cash tax rate; combined adjusted net income excludes purchase price amortization and all other items excluded from adjusted EBITDA.

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67

HISTORICAL QUARTERLY FINANCIAL PERFORMANCE ($M)

	CY2019A[1]	Calendar Year 2020[2]				CY2020E[2]
		Q1A	Q2A	Q3A	Q4E	
Skillsoft Order Intake:						
Content	$347	$39	$59	$74	$164	$334
SumTotal	138	32	24	28	40	124
Total Skillsoft Order Intake	**$485**	**$71**	**$82**	**$102**	**$203**	**$458**
Global Knowledge Order Intake:						
Classroom and All Other	$175	$33	$6	$12	$12	$62
Virtual and On-Demand	116	26	42	38	43	148
Total Global Knowledge Order Intake	**$291**	**$59**	**$47**	**$50**	**$54**	**$211**
Combined Order Intake	**$777**	**$129**	**$130**	**$152**	**$258**	**$669**
Skillsoft Adj. Revenue:						
Content	$363	$85	$86	$87	$82 - $87	$340 - $345
SumTotal	152	33	32	31	28 - 33	125 - 130
Total Skillsoft Adj. Revenue	**$514**	**$118**	**$118**	**$119**	**$115 - $120**	**$470 - $475**
Global Knowledge Adj. Revenue:						
Classroom and All Other	$182	$35	$9	$12	$12	$69
Virtual and On-Demand	112	26	43	34	45	147
Total Global Knowledge Adj. Gross Revenue	**$294**	**$61**	**$53**	**$46**	**$57**	**$216**
Reseller Fees	(34)	(7)	(6)	(6)	(8)	(27)
Total Global Knowledge Adj. Net Revenue	**$260**	**$54**	**$47**	**$40**	**$49**	**$190**
Combined Adj. Gross Revenue	**$808**	**$179**	**$171**	**$165**	**$172 - $177**	**$686 - $691**
Combined Adj. Net Revenue	**$774**	**$172**	**$165**	**$158**	**$164 - $169**	**$660 - $665**
Skillsoft Adj. EBITDA	$185	$37	$37	$45	$20 - $25	$140 - $145
Global Knowledge Adj. EBITDA	35	4	6	2	6	18
Combined Adj. EBITDA	**$219**	**$41**	**$44**	**$47**	**$26 - $31**	**$158 - $163**

COMMENTARY

- Expect to finish toward the upper end of CY20 ranges
- Current full year estimates above guidance provided in Investor Presentation
- CY20 adversely impacted by:
  - COVID dislocation
    - Long-term benefit given acceleration of Global Knowledge's transition from in-classroom training to digital offerings
  - Churn from Legacy Skillport Platform
- High level of visibility into forward-looking estimates
- Majority of order intake generated in second half of each year
- Significant shift from legacy Classroom Training to Digital Offerings at Global Knowledge

Note: CY2020E reflects preliminary estimates, which are subject to change. Product level view of Order Intake / Revenue for Skillsoft Content and SumTotal. Reconciliation of non-GAAP financial measures provided in appendix.
1 CY2019A reflects year ended 1/31/20A financials for Skillsoft and year ended 9/27/19A for Global Knowledge.
2 CY2020E reflects year ended 1/31/21E financials for Skillsoft and year ended 12/31/20E for Global Knowledge.

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KEY PERFORMANCE METRICS ($M) 69 Note: CY2020E reflects preliminary estimates, which are subject to change. 1 CY2019A reflects year ended 1/31/20A financials for Skillsoft and year ended 9/27/19A for Global Knowledge. 2 CY2020E reflects year ended 1/31/21E financials for Skillsoft and year ended 12/31/20E for Global Knowledge. CY2019A Calendar Year 2020 Q1A Q2A Q 3 A Q4E Skillsoft Annualized Recurring Revenue (ARR): Percipio $42 $47 $51 $57 $74 - $75 $74 - $75 Dual Deployment 103 118 154 168 158 - 160 158 - 160 Skillport 18 1 161 126 105 78 - 80 78 - 80 Total Skillsoft Content ARR $327 $327 $331 $329 $310 - $315 $310 - $315 Skillsoft SumTotal ARR $111 $107 $101 $101 $98 - $100 $98 - $100 Skillsoft Dollar Retention Rate (DRR): Percipio 94% 100% 102% 100% 102% 100% Dual Deployment 111% 97% 102% 105% 101% 101% Skillport 84% 77% 68% 83% 74% 75% Total Skillsoft Content DRR 92% 88% 88% 96% 94% 93% Skillsoft SumTotal DRR 94% 96% 79% 99% 93% 92% Skillsoft Content Order Intake: Percipio $32 $10 $10 $11 $32 $64 Dual Deployment 116 13 27 36 98 174 Skillport 18 5 14 18 22 27 8 1 Total Skillsoft Content Subscription Order Intake $333 $37 $55 $69 $157 $318 Services & One - Time Order Intake 1 4 2 3 4 7 1 6 Total Skillsoft Content Order Intake $347 $39 $59 $74 $164 $334 Skillsoft SumTotal Order Intake: Skillsoft SumTotal Subscription Order Intake $111 $27 $20 $22 $33 $101 Services & One - Time Order Intake 2 7 5 4 6 7 2 3 Total Skillsoft SumTotal Order Intake $138 $32 $24 $28 $40 $124 Global Knowledge Annualized Recurring Revenue (ARR) $9 $10 $4 $13 $12 $12 Global Knowledge Order Intake $291 $59 $47 $50 $54 $211 1 2 2 CY2020E

TRANSACTION SUMMARY ($M) PF EQUITY OWNERSHIP OWNERSHIP INC. REVESTED • The sponsor will agree to a portion of promote unvesting and revesting at $12.50 • Substantial value will be created for investors before Churchill’s sponsor receives all Founder shares DAY 1 OWNERSHIP 1 PROMOTE 1 Shareholders Sha r es % Sha r es % Churchill SPAC 8 1 .9 2 5 0 . 1% 86.3 5 1 . 4% Skillsoft S/H 2 8. 5 17 . 4% 2 8. 5 17 . 0% Common Equity PIPE Investors 7 53.0 3 2 . 4% 53.0 3 1 .6 % Total Shares Outstanding 1 63. 4 100 . 0% 1 6 7 . 8 100 . 0% ILLUSTRATIVE CAPITAL STRUCTURE PRE - RESTRUCTURING POST - RESTRUCTURING 6 Cash – $ 5 35 7 Total Old Debt $ 2 ,36 3 8 New Debt Take Back Debt $ 610 A/R Facility – 40 Total Debt $ 2 ,363 $ 650 Net Debt M etr i c 2 ,363 115 CY2022E Adj.EBITDA 5 $ 20 0 11.8x / 11.8x 3.3x / 0.6x Interest Expense Interest Coverage $1 6 3 8 1 . 2 x $53 3.8x ILLUSTRATIVE SOURCES AND USES SOURCES $ % Churchill Cash (IPO) 3 700 42 . 0% Issue Equity to Skillsoft S/H 2 8 5 17 . 1% Common Equity PIPE Cash 7 530 3 1 .8 % Cash on Skillsoft & GK Balance Sheet 61 3. 7% Take Back Debt 4 90 5. 4% Total Sources $ 1 ,66 6 100 . 0% USES $ % Cash Paid to Skillsoft S/H 5 05 3 0 . 3 % Issue Equity to Skillsoft S/H 2 8 5 17 . 1% Cash Paid to GK Lenders 172 10 . 3 % Take Back Debt 4 90 5. 4% Transaction Fees 80 4 .8 % Cash to Balance Sheet 7 535 3 2 . 1% Total Uses $ 1 ,66 6 100 . 0% Notes: 1 Excludes warrants and management equity. 2 Net of 25% Founders shares subject to re - vesting at $12.50 share price. 3 $700M available cash in Churchill Capital; assumes $10M of interest from cash held in trust. 4 $20M for Skillsoft lenders and $70M for Global Knowledge lenders. 5 Reflects FYE 1/31/23E Adj. EBITDA midpoint. 6 Pro forma for Churchill transactions with Skillsoft and Global Knowledge; assumes no redemptions. 7 PIPE subject to certain conditions; $400M second step investment by Prosus subject to CFIUS approval. 8 Illustrative combined total debt and interest expense based on previous capital structures. Source: Churchill estimates, management estimates, S - 4. Excludes equity issued to management and advisors in connection with the consummation of the contemplated transaction, including equity issued under Churchill's management incentive compensation plan. 70

SUMMARY OF SHARES OUTSTANDING AT VARIOUS PRICES (SHARES IN M) 71 Notes: Shares and warrants net for Treasury Stock Method (“TSM”). Excludes equity issued to management and advisors in connection with the consummation of the contemplated transaction, including equity issued under Churchill's management incentive compensation plan. 1. Public shares including public warrants (on a TSM basis) as % of total shares outstanding / public shares excluding public warrants (on a TSM basis) as % of total shares outstanding. 2. PIPE subject to certain conditions; $400M second step investment by Prosus subject to CFIUS approval. 3. Includes 1.5M warrants payable to Churchill sponsor for loan to Churchill at Churchill sponsor’s option. Share Price Public IPO Shares Total Shares O u t s t a nd i n g Public Shares as % of Shares Outstanding (Incl / Excl Public Warrants) (1) $10 . 0 0 69 . 0 163 . 4 42.2% / 42.2% $12 . 0 0 70 . 0 166 . 0 42.1% / 41.6% $14.00 73.1 178 . 8 40.9% / 38.6% • $16.00 75.5 185 . 2 40.8% / 37.3% • • $18.00 77.3 190 . 1 40.7% / 36.3% • $20.00 77.3 191 . 6 40.4% / 36.0% COMMENTARY Shares: • Includes 69.0M public IPO shares • Includes 17.25M founder shares • 4.3M founder shares (25%) re - vest if the share price exceeds $12.50 per share • Includes 28.5M shares issued to Skillsoft shareholders • Includes 53.0M shares issued to PIPE investors (2) Warrants: Includes 23.0M public warrants issued in connection with the IPO • Strike price of $11.50 / share and forced redemption price of $18.00 / share Includes 17.3M private placement warrants purchased or acquired by the sponsor (3) • $11.50 strike price; no forced redemption Includes 16.7M warrants issued to PIPE investors at substantively identical terms as the public warrants Includes 5.0M warrants issued as consideration for Global Knowledge transaction • $11.50 strike price; no forced redemption

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION (S-4) ($M)

	FYE 12/31/19*	Nine Months Ended 9/30/20*
Total pro forma combined revenue[1]	**$646**	**$489**
Reversal of pro forma adjustments:		
Skillsoft fresh-start reporting	121	(39)
Global Knowledge purchase accounting	6	--
Elimination of inter-company revenues	1	1
Plus impact of Skillsoft reorganization, primarily related to deferred revenue	--	44
Combined Adjusted revenue[3]	$774	$496
Skillsoft Adjusted Revenue[2]	$514	$355
Global Knowledge historical revenue	260	140
Combined Adjusted revenue[3]	$774	$496
Total pro forma combined net (loss) income[4]	**($703)**	**$2,755**
Reversal of pro forma adjustments:	(339)	(86)
Adjustments based on historical financial statements:[5]	1,037	(2,562)
Pro forma combined EBITDA[6]	($6)	$107
Reversal of Churchill purchase accounting, as reflected in pro forma	21	(0)
Reversal of Skillsoft fresh-start reporting, as reflected in pro forma	111	(42)
Reversal of Skillsoft purchase accounting, as reflected in pro forma	18	--
Reversal of Global Knowledge purchase accounting, as reflected in pro forma	16	--
Plus other adjustments[7]	58	66
Combined Adjusted EBITDA[8]	$219	$131

Source: S-4

* Amounts for the year ended December 31, 2019 combine the historical (1) audited financial statements of Churchill as of December 31, 2019 and for the period from April 11, 2019 (inception) through December 31, 2019, (2) audited consolidated financial statements of Predecessor Skillsoft as of and for the year ended January 31, 2020 and (3) audited consolidated financial statements of Global Knowledge as of and for the year ended September 27, 2019. Amounts for the nine months ended September 30, 2020 combine the (1) unaudited financial statements of Churchill as of and for the nine months ended September 30, 2020, (2) unaudited consolidated financial statements of Successor Skillsoft as of October 31, 2020 and for the period from August 28, 2020 to October 31, 2020, the unaudited consolidated financial statements of Predecessor Skillsoft for the period from February 1, 2020 to August 27, 2020 and (3) unaudited statement of operations of Global Knowledge for the nine months ended October 2, 2020, which was derived from the audited twelve months ended October 2, 2020 less the unaudited three months ended January 3, 2020.

1 Pro forma Combined Revenue includes the historical revenue of Churchill, Skillsoft and Global Knowledge, and related pro forma adjustments as referred to within the section "Unaudited Pro Forma Condensed Combined Financial Information" in the S-4.

2 Skillsoft Adjusted Revenue reflects GAAP revenue excluding (i) impact of fresh-start reporting and purchase accounting and (ii) one-time impact of the deconsolidation of Canada.

3 Combined Adjusted Revenue includes the historical revenue of Churchill, Skillsoft and Global Knowledge, and excludes the impact of pro forma adjustments as referred to within the section "Unaudited Pro Forma Condensed Combined Financial Information" in the S-4.

4 Pro forma combined net (loss) income includes the historical results of Churchill, Skillsoft and Global Knowledge, and related pro forma adjustments as referred to within the section "Unaudited Pro Forma Condensed Combined Financial Information" in the S-4.

5 The adjustment for the year end December 31, 2019 is primarily due to interest expense and goodwill impairment. The adjustment for the nine months ended September 30, 2020 is primarily related to Skillsoft reorganization gain, offset by Skillsoft goodwill impairment. Refer to pages 146 and 196 in the S-4 for additional detail for Skillsoft and Global Knowledge, respectively.

6 Pro forma combined EBITDA includes the historical results of Churchill, Skillsoft, and Global Knowledge, and related pro forma adjustments as referred to within the section "Unaudited Pro Forma Condensed Combined Financial Information" in the S-4. EBITDA represents net (loss) income plus or minus net interest, plus provision for income taxes, depreciation, amortization, and impact of the re-organization gain as a result of fresh-start reporting as they relate to Skillsoft's historical financial statements.

7 Refer to pages 144 and 196 in the S-4 for a description of non-GAAP adjustments.

8 Combined Adjusted EBITDA includes the historical results of Churchill, Skillsoft and Global Knowledge, and excludes the impact of pro forma adjustments as referred to within the section "Unaudited Pro Forma Condensed Combined Financial Information" in the S-4. Savings expected from cost and operating synergies are not reflected in the Combined Adjusted EBITDA. Adjusted EBITDA represents EBITDA plus primarily non-cash items and non-recurring items that we consider useful to exclude in assessing our operating performance (e.g., stock-based compensation expense, restructuring charges, retention costs, recapitalization and transaction-related costs, net foreign currency impact and other net gains and losses, certain impacts of fresh-start and purchase accounting, and one-time impact of the deconsolidation of Canada).

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RECONCILIATION OF NON - GAAP FINANCIAL MEASURES (S - 4) ($M) 73 Source: S - 4 1 Calculation pursuant to credit agreement operative in those periods. 2 Reflects nine months ended 10/31/20A. 3 Reflects nine months ended 10/2/20A. Net income (loss) - GAAP ( $849 ) ( $26 ) ( $876 ) $2 , 72 5 ( $98 ) $2 , 62 7 Interest expense, net 430 25 455 176 21 197 Provision for income taxes 11 0 11 61 0 61 Depreciation and amortization 106 23 130 58 11 68 Impairment of goodw ill and intangible assets 441 -- 441 332 67 400 Impact of fresh - start and purchase accounting -- -- -- ( 3 , 288 ) -- ( 3 , 288 ) EBITDA $138 $23 $161 $64 $2 $66 Non - recurring retention and consulting costs 10 0 10 14 2 16 Recapitalization and transaction - related costs 16 1 18 40 3 43 Restructuring and contract terminations 3 5 8 1 5 6 Integration and migration related 6 3 9 4 0 4 Foreign currency and other non - cash expense 11 0 11 (4) 1 (3) Other add backs 0 2 2 (0) 0 0 Adjusted EBITDA $185 ` $35 $219 $120 $12 $132 CY2019A Nine Months Ended 9/30/20 Skillsoft (1) (1/31/20) Global Know ledge (9/27/19) Combined Skillsoft (1, 2) Global Know ledge (3) Combined Net Revenue $514 $260 $774 $311 $140 $451 Impact of fresh - start and purchase accounting -- -- -- 42 -- 42 One - time impact of the deconsolidation of Canada Adjusted Net Revenue -- $514 ` -- $260 -- $774 3 $355 -- $140 3 $496 Reseller Fees -- 34 34 -- 19 19 Adjusted Gross Revenue $514 ` $294 $808 $355 $160 $515 Fresh - start accounting reduced deferred revenue amount on balance sheet

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (S-4)
($M) (CONT'D)

Restructuring reduced debt by $1.5B+, saving $100M+ in annual cash interest expense

	Skillsoft[1] Nine Months Ended 10/31/20	(-) Nine Months Ended 10/31/19	(+) FYE 1/31/20	= LTM (10/31/20)	Global Knowledge (FYE 10/2/20)	Combined LTM
Net Revenue	$311	$386	$514	$439	$209	$647
Impact of fresh-start and purchase accounting	42	--	--	42	--	42
One-time impact of the deconsolidation of Canada	3	--	--	3	--	3
Adjusted Net Revenue	$355	$386	$514	$483	$209	$692
Reseller Fees	--	--	--	--	29	29
Adjusted Gross Revenue	$355	$386	$514	$483	$237	$721
Net income (loss) - GAAP	$2,725	($741)	($849)	$2,617	($101)	$2,516
Interest expense, net	176	320	430	286	27	313
Provision for income taxes	61	8	11	64	0	64
Depreciation and amortization	58	83	106	81	16	97
Impairment of goodwill and intangible assets	332	439	441	334	67	402
Impact of fresh-start and purchase accounting	(3,288)	--	--	(3,288)	--	(3,288)
EBITDA	$64	$108	$138	$94	$9	$104
Non-recurring retention and consulting costs	14	15	10	9	2	12
Recapitalization and transaction-related costs	40	6	16	51	3	53
Restructuring and contract terminations	1	2	3	2	5	7
Integration and migration related	4	5	6	5	1	6
Foreign currency and other non-cash expense	(4)	10	11	(4)	1	(3)
Other add backs	(0)	0	0	(0)	1	1
Adjusted EBITDA	$120	$147	$185	$157	$23	$180

Historical financials don't include any cost saving initiatives that Company has undertaken or synergies

Source: S-4.
1 Calculation pursuant to credit agreement operative in those periods.

skillsoft 74

SUMTOTAL: A COMPREHENSIVE LEARNING AND TALENT MANAGEMENT SYSTEM

INDUSTRY LEADERS CHOOSE SUMTOTAL

7
Of the world's largest drug and biotech companies

3
Of the largest U.S. banks

3
Of the five largest U.S. life insurance companies

3
Of the world's 10 largest airlines

LEADING PLATFORM

- Supports every stage of the employee development lifecycle
- Robust, highly configurable systems and best positioned to address large, complex, compliance-oriented use cases
- Marketplace integrations and strategic partnerships extend customers' ecosystems
- Chosen platform for industry leaders in Finance, Insurance, Pharmaceuticals, Transportation and other complex, compliance heavy industries

COMPREHENSIVE SOLUTION

- Recruiting
- Onboarding
- Learning management
- Performance, succession & compensation
- Career pathing & development
- Workforce management

TOP PRIORITIES

ATTRACT NEW LOGOS

- Leverage credibility of existing customer base of industry leaders
- Credible testimonials
- Recent case studies

WIN-BACK CHURNED CUSTOMERS

- Historical churn from legacy platform provides SumTotal with a customer win back opportunity
- Notable upticks in SumTotal's NPS score and two critical platform upgrades offer a compelling return story

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DISCLAIMER 76 IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is being made in respect of the proposed merger transaction involving Churchill II and Skillsoft. Churchill II has filed a registration statement on Form S - 4 with the SEC, which includes a proxy statement of Churchill II and a prospectus of Churchill II, and Churchill II has filed and will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of Churchill II and Skillsoft, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Churchill II and Skillsoft are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed by Churchill II with t he SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Churchill II m ay be obtained free of charge from Churchill II at www.churchillcapitalcorp.com. Alternatively, these documents can be obtained free of charge from Churchill II upon written request to Churchill Capital Corp II, 640 Fifth Avenue, 12th Floor, New York, New York 10019, Attn: Secretary, or by calling (212) 380 - 7500. Churchill II, Skillsoft and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Churchill II, in favor of the approval of the merger. Information regarding Ch urchill II’s directors and executive officers is contained in Churchill II’s Annual Report on Form 10 - K for the year ended December 31, 2019 and its Quarterly Report on Form 10 - Q for the quarterly periods ended March 31, 2020, June 30, 2020, and September 30, 2020 which are filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Skillsoft and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. FORWARD - LOOKING STATEMENTS; NON - GAAP This communication contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 199 5 including, but not limited to, Churchill II’s, Skillsoft’s and Global Knowledge’s expectations or predictions of future fin ancial or business performance or conditions. Forward - looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward - looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “in te nds” or similar expressions. Such forward - looking statements involve risks and uncertainties that may cause actual events, results or performance to differ m aterially from those indicated by such statements. Certain of these risks are identified and discussed in Churchill II’s Form 10 - K for the year ended December 31, 2019 under Risk Factors in Part I, Item 1A and in the registration statement on Form S - 4 discussed above. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward - looking statements are expressed in good faith, and Churchill II, Skillsoft and Global Knowledge believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward - looking statements will occur or be achieved. Forward - looking statements speak only as of the date they are made, and none of Churchill II, Skillsoft or Global Knowledge is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward - looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the filings, which Churchill II has filed or will file from time to time with the SEC. In addition to factors previously disclosed in Churchill II’s filings with the SEC and those identified elsewhere in this com munication, the following factors, among others, could cause actual results to differ materially from forward - looking statements or historical performance: ability to meet the closing conditions to the Skillsoft merger, including approval by stockholders of Churchill II and Skillsoft, and the Global Knowledge merger on the expected terms and schedule and the risk that regulatory approvals required for the Skillsoft merger and the Global Knowledge merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the Skillsoft merger and the Global Knowledge merger; failure to realize the benefits expected from the proposed transactions; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transactions; business disruption following the transactions; risks related to the impact of the COVID - 19 pandemic on the financial condition and results of operations of Churchill II, Skillsoft and Global Knowledge; risks related to Churchill II’s, Skillsoft’s or Global Knowledge’ s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; and risks of demand for, and acceptance of, our products and for cloud - based technology learning solutions in general; our ability to compete successfully in competitive markets and changes in the competitive environment in our industry and the markets in which we operate; our ability to develop new products; failure of our information technology infrastructure or any significant breach of security; future regulatory, judicial and legislative changes in our industry; the impact of natural disasters, public health crises, political crises, or other catastrophic events; our ability to attract and retain key employees and qualified technical and sales personnel; fluctuations in foreign currency exchange rates; our ability to protect or obtain intellectual property rights; our ability to raise additional capital; the impact of our indebtedness on our financial position and operating flexibility; and our ability to successfully defend ourselves in legal proceedings. Any financial projections in this communication are forward - looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Churchill II’s, Skillsoft’s and Global Knowl ed ge’s control. While all projections are necessarily speculative, Churchill II, Skillsoft and Global Knowledge believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Churchill II, Skillsoft and Global Knowledge, or their representatives, considered or consider the projections to be a reliable prediction of future events. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. This communication is not intended to be all - inclusive or to contain all the information that a person may desire in considering an investment in Churchill II and is not intended to form the basis of an investment decision in Churchill II . All subsequent written and oral forward - looking statements concerning Churchill II, Skillsoft and Global Knowledge, the proposed transactions or other matters and attributable to Churchill II, Skillsoft and Global Knowledge or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above . Some financial information in this communication, including Adjusted EBITDA and Adjusted EBITDA margin projections, have not bee n prepared in accordance with generally accepted accounting principles (“GAAP”). Churchill II is unable to provide reconcilia tions to the most directly comparable GAAP measures without unreasonable effort due to the uncertainty of the necessary information for such calculations.